As filed with the U.S. Securities and Exchange Commission on May 17, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
(Mark One)
[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number:
FLEX LNG Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)
Bermuda
(Jurisdiction of incorporation or organization)
Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)
With copies to:
James Ayers, Company Secretary, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda
Telephone: +1 441 295 69 35, Facsimile: +1 441 295 3494
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)
and
Keith J. Billotti
Seward & Kissel LLP
Tel: (212) 574-1200
Fax: (212) 480-8421
One Battery Park Plaza
New York, New York 10004
United States

Securities registered or to be registered pursuant to section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.10 per share	FLEX	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.
NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
As of the date of this registration statement on Form 20-F there were 54,103,993 of the Registrant's ordinary shares outstanding (such number adjusted for the one-for-ten reverse stock split effected on March 7, 2019).
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	☐	No	☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	☐	No	☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes	☒	No	☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☒
(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☒
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[X]	U.S. GAAP
[ ]	International Financial Reporting Standards as issued by the international Accounting Standards Board

[ ]	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	☐	No	☐

Explanatory Note
This Amendment No. 1 to the Registration Statement on Form 20-F (File No. 001-38904) of FLEX LNG Ltd. is being filed solely for the purpose of amending Item 19 of Part III of such Registration Statement to include and file herewith Exhibit 2.1 (Form of Ordinary Share Certificate) and Exhibit 4.13 ($250 Million Credit Facility) and to rename the title of Exhibit 4.7 (Memorandum of Agreement for the Flex Amber (previously named the Flex America)). Except as described above, this Amendment No. 1 does not amend any information set forth in such Registration Statement.

PART III
ITEM 19.	EXHIBITS

1.1	Memorandum of Continuance of FLEX LNG Ltd.*

1.2	Bye-laws of FLEX LNG Ltd.*

2.1	Form of Ordinary Share Certificate

4.1	$270 Million Revolving Credit Facility*

4.2	$315 Million Term Loan Facility*

4.3	Flex Rainbow Sale and Leaseback Agreement*(1)

4.4	Memorandum of Agreement for the Flex Constellation*

4.5	Memorandum of Agreement for the Flex Courageous*

4.6	Memorandum of Agreement for the Flex Aurora*

4.7	Memorandum of Agreement for the Flex Amber (previously named the Flex America)*

4.8	Memorandum of Agreement for the Flex Freedom*

4.9	Memorandum of Agreement for the Flex Reliance*

4.10	Memorandum of Agreement for the Flex Resolute*

4.11	Memorandum of Agreement for the Flex Vigilant*

4.12	Memorandum of Agreement for the Flex Volunteer*

4.13	$250 Million Credit Facility

8.1	List of Subsidiaries*

14.1	Code of Conduct*

15.1	Consent of Independent Registered Public Accounting Firm*

15.2	Consent of Seward & Kissel LLP*

15.3	Consent of MJM Limited*

* Previously filed.
(1) Portions of this exhibit have been omitted.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.
FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name: Oystein Kalleklev
Title: Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)

Date: May 17, 2019